
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 3, 2009

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 26, 2008**
> **File #1-133805**

Dear Mr. Frank:

We have reviewed your response letter dated January 30, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2008

MD&A, Assets under Management and Fund Performance, page 29
Results of Operations, page 31

1. We note your response to prior comment one in our letter dated December 18, 2008 and appreciate the additional disclosures that you intend to present. In future filings, please ensure that the roll-forward under Assets under Management or the related narrative disclosures quantify and discuss changes in your assets under management on a gross basis. Also, we continue to believe that your disclosures under Results of Operations should include more specific quantified information regarding the impact that changes in assets under management and fund performance had on revenues. In this regard, please revise future filings to quantify the impact of each such factor when discussing current period results.

<u>Critical Accounting Policies and Estimates, page 40</u>
<u>Income Taxes, page 43</u>

2. We reviewed your response to prior comment three in our letter dated December 18, 2008. As previously requested, please revise future filings to quantify: the amount of taxable income/(loss) generated during the most recent annual period; the amount of taxable income needed to be generated over the next 15 years to fully realize the deferred tax assets; and the material assumptions underlying the estimates of future taxable income. Based on your proposed disclosures, we note that your estimates of future taxable income are based on long-term projections for your business and on your historical experience and near-term operating budgets, with less weight given to projections for years further into the future. Given your recent historical experience, including losses and potential future losses, it is not clear to us if or how these factors impacted your analysis or why you believe it is more likely than not that your deferred tax assets will be realized. Please explain further.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief